Exhibit 99.1

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 952.937.3000	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel +972.74.745.4300

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Time and Date of Meeting	10:00 a.m. U.S. Eastern Time, on September 12, 2013

Place of Meeting	Law Offices of McLaughlin & Stern, LLP
18th Floor
260 Madison Avenue
New York, New York

Items of Business

To approve a compensation policy for the Company’s executive officers and directors, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”).

At the Extraordinary Meeting, we will also transact such other business as may properly come before the Extraordinary Meeting or any postponement or adjournment thereof.

Our Board of Directors (the “Board”) recommends a vote FOR the approval of the compensation policy for the Company’s directors and executive officers, in accordance with the requirements of the Companies Law.

Record Date	You are entitled to vote if you were a shareholder as of the close of business on August 13, 2013.

Voting

The vote of all Stratasys shareholders is important regardless of whether they attend the Extraordinary Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares that you own. In particular, approval of the proposal to adopt a compensation policy is critical to our continued functioning in compliance with Israeli corporate law. You may vote shares that you own directly in person by attending the Extraordinary Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Extraordinary Meeting and vote in person even if you have previously signed a proxy. If a broker, trustee or nominee holds your shares, you may instruct them on how you want your shares voted. Specific instructions as to how to vote are set forth on the enclosed proxy card or voting instruction form provided by your broker, trustee or nominee.

By Order of the Board

S. Scott Crump

Chairman of the Board

Eden Prairie, Minnesota

August 16, 2013

This Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and form of proxy are first being distributed on or about August 16, 2013.

STRATASYS LTD.

7665 Commerce Way Eden Prairie, Minnesota 55344-2020 952.937.3000	2 Holtzman Street Science Park, P.O. Box 2496 Rehovot 76124, Israel +972.74.745.4300

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on September 12, 2013

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE EXTRAORDINARY GENERAL MEETING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed form of proxy because our Board of Directors (the “Board”) is soliciting your proxy to vote your shares at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at 10:00 a.m., U.S. Eastern Time, on September 12, 2013, at the Law Offices of McLaughlin & Stern, LLP, 260 Madison Avenue, 18th Floor, New York, New York.

What items of business will be voted on at the Extraordinary Meeting?

The only proposal scheduled to be voted on at the Extraordinary Meeting is the approval of a compensation policy for our executive officers and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).  We refer to that proposal throughout this proxy statement as the “proposal.”

At the Extraordinary Meeting, we will also transact such other business that may properly come before the Extraordinary Meeting or any postponement or adjournment thereof.

How does the Board recommend that I vote?

Our Board recommends that you vote FOR the approval of the proposal.

What is the quorum required in order to conduct business at the Extraordinary Meeting?

Under our Amended and  Restated Articles of Association, as amended (our “Articles of Association”), a quorum is constituted when there are present, in person or by proxy, at least two shareholders who hold, in the aggregate, at least a majority of the voting rights in our company. A person holding a proxy may be deemed to be two or more shareholders for purposes of determining a quorum if such person holds the proxy of more than one shareholder.  If within one-half hour after the time appointed for the meeting, a quorum is not present, without there being an obligation to notify the shareholders to that effect, the meeting will be adjourned to the same day, in the following week, at the same hour and at the same place, or to a later time and date if so specified in the notice of the meeting.  If such day falls on a statutory holiday (either in Israel or in the U.S.), the meeting will be adjourned to the first business day afterwards that is not a statutory holiday.  At such adjourned meeting, any two or more shareholders present in person or by proxy will constitute a quorum, regardless of the number of ordinary shares held by them.

What are the voting requirements to approve the proposal presented and how are votes counted?

The affirmative vote of the holders of a majority of the voting power represented at the Extraordinary Meeting in person or by proxy and voting thereon is necessary for the approval of the proposal.

In addition, the proposal requires that either of the following two voting requirements be satisfied as part of the approval by an ordinary majority of the shares present and voting thereon:

•                  the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the company.  In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

If you provide specific instructions (mark boxes), your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board. The proxy holders will vote in their discretion on any other matters that properly come before the Extraordinary Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted.   In addition, if you hold shares beneficially in street name and you do not return the voting instruction form or otherwise instruct your broker how to vote (including via the Internet, if so indicated on your voting instruction form), your broker may not vote your shares in its discretion on the  proposal to be brought before the Extraordinary Meeting.

Where brokers are prohibited from exercising discretionary authority for beneficial owners who have not provided voting instructions (commonly referred to as “broker non-votes”), those shares will be included in determining the presence of a quorum at the Extraordinary Meeting, but are not considered “present” for the purposes of voting on non-discretionary matters. Such shares have no impact on the outcome of the voting on the proposal.

As described below in this proxy statement, approval of the proposal is critical to our ability to achieve our business objectives while maintaining compliance with Israeli corporate law.  We therefore urge all shareholders to participate in approval of the proposal in order to assure that the required majority is achieved.

What shares can I vote?

Our only class of stock outstanding is ordinary shares, nominal value of New Israeli Shekel (“NIS”) 0.01 per share (“ordinary shares”).  Each ordinary share outstanding as of the close of business on the record date, August 13, 2013, is entitled to one vote on all items of business at the Extraordinary Meeting.  You may vote all ordinary shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record or (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank. On the record date, there were 39,098,969 ordinary shares outstanding and entitled to vote. There were 66 shareholders of record and approximately 50,000 beneficial owners on the record date. The closing price of the ordinary shares on that date, as quoted on the NASDAQ Global Select Market, was $102.44.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most shareholders hold their shares through a broker or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. You may have stock certificates for those shares or they may be registered in book-entry form under the direct registration system. As the shareholder of record, you have the right to grant your voting proxy directly to our proxy holders or to vote in person at the Extraordinary Meeting. We have enclosed a proxy card for your use.

Beneficial Owner. If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Extraordinary Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Extraordinary Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Extraordinary Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

How can I vote my shares in person at the Extraordinary Meeting?

Shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Extraordinary Meeting. Shares held beneficially in street name may be voted on a ballot only if you bring a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instruction form as described below so that your vote will be counted if you later decide not to attend the Extraordinary Meeting.

How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold shares directly as a shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Extraordinary Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. For directions on how to vote, please refer to the instructions below and those on the proxy card or voting instruction form provided to you.

You may cast your vote by proxy as follows:

Shareholders of record may vote by completing, signing, dating and mailing the enclosed proxy card in the accompanying pre-addressed, postage paid envelope. Beneficial owners may vote by completing, signing and dating the voting instruction forms provided by their brokers, trustees or nominees and mailing them in the enclosed pre-addressed envelope. Beneficial owners may also be able to utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the Internet, if so indicated on their voting instruction form.

Is the proxy statement available electronically?

This proxy statement is available on our website at www.stratasys.com.  In addition, we have filed a report on Form 6-K with the Securities and Exchange Commission (the “SEC”) that includes this proxy statement as an exhibit.  You can obtain the Form 6-K at the SEC’s website at www.sec.gov.

Can I change my vote?

If you are a shareholder of record and have submitted a proxy card, you can change your vote by attending the Extraordinary Meeting and voting in person. Attendance at the Extraordinary Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.  Broadridge must receive any such revocation of proxy by 5:00 p.m., U.S. Eastern Time, on September 11, 2013, for it to be effective.

If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Extraordinary Meeting and voting in person.

What happens if additional matters are presented at the Extraordinary Meeting?

Other than the proposal described in this proxy statement, we are not aware of any other business to be acted upon at the Extraordinary Meeting. If you grant a proxy, the persons named as proxy holders, Mr. Shane Glenn and Ms. Susan Camuel, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Extraordinary Meeting in accordance with their best judgment.

Who will count the votes?

A representative of Stratasys Ltd. will act as the inspector of election to tabulate the votes cast at the Extraordinary Meeting.

Who will pay the costs of soliciting votes for the Extraordinary Meeting?

We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Extraordinary Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our ordinary shares.

Where can I find the voting results of the Extraordinary Meeting?

We expect to announce preliminary voting results at the Extraordinary Meeting and publish final results in a report on Form 6-K to be furnished to the SEC after our Extraordinary Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.stratasys.com, or at the SEC’s website, www.sec.gov.

Is a list of shareholders who are entitled to vote at the Extraordinary Meeting available?

The Companies Law does not require us to make a list of our shareholders available at or before a general meeting of shareholders.  Therefore, no list of shareholders will be available at or before the Extraordinary Meeting.

OTHER MATTERS

On March 7, 2013, we filed our Annual Report on Form 20-F for 2012 (our “2012 Annual Report”) with the SEC.  Our 2012 Annual Report includes our audited financial statements, certain pro forma and pro forma non-GAAP financial information for 2012 as well as additional information about our company and our products and operations, our major shareholders, and our officers and directors.

You can access our 2012 Annual Report at the SEC’s website at www.sec.gov.  We urge you to read our 2012 Annual Report to obtain additional information regarding our company.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Extraordinary Meeting, please read this Proxy Statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2013

This proxy statement is available for viewing, printing

and downloading at www.stratasys.com.

You may also request a copy of the materials relating to the Extraordinary Meeting, including this proxy statement and form of proxy for the Extraordinary Meeting by contacting our Vice President of Investor Relations by telephone at 952-294-3416 or by email at sglenn@stratasys.com.

PROPOSAL 1:

APPROVAL OF A COMPENSATION POLICY

FOR EXECUTIVE OFFICERS AND DIRECTORS

Under a December 2012 amendment to the Companies Law (“Amendment No. 20”), the board of directors of an Israeli public company is required to appoint a compensation committee and to establish a compensation policy regarding the terms of engagement of office holders.  The term “office holder,” as defined in the Companies Law, includes directors and most executive officers (that is, the (i) chief executive officer (“CEO”), (ii) chief business officer, (iii) deputy CEO, (iv) vice CEO, (v) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, and (vi) any other officer directly subordinate to the CEO). At our company, our CEO, chief financial officer and our executive vice presidents, along with our directors, are considered our office holders.

Amendment No. 20 requires the compensation policy to serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification and any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives.  It must also consider, among other things, the company’s risk management, size and the nature of its operations.  The compensation policy must furthermore consider the following additional factors:

•                                          the knowledge, skills, expertise and accomplishments of the relevant director or executive;

•                                          the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

•                                          the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•                                          the impact of disparities in salary upon work relationships in the company;

•                                          the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•                                          as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must include the following principles:

•                                          the link between variable compensation and long-term performance and measurable criteria;

•                                          the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•                                          the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•                                          the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also include appropriate incentives from a long-term perspective and maximum limits for severance compensation.

The compensation policy must be approved by the board of directors, after considering the recommendation of the compensation committee. Amendment No. 20 also requires shareholder approval of the compensation policy by an ordinary majority of the shares present and voting that also constitutes a special majority, as described below. If the compensation policy is not approved by the shareholders, the board of directors may nonetheless approve the compensation policy, provided that the compensation committee and thereafter the board of directors concludes, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the company. Pursuant to the Companies Law as currently in effect, a compensation policy that is for a period of more than three years must generally be approved by the board of directors and the shareholders every three years.

On August 5, 2013, following the recommendation of the compensation committee, our Board approved the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to this proxy statement (the “Compensation Policy”), in accordance with the provisions of Amendment No. 20.

When considering the proposed Compensation Policy, the compensation committee and our Board considered numerous factors, including the relevant matters and provisions set forth in the Companies Law, in general, and in Amendment No. 20, in particular, and reviewed various data and information they deemed relevant, with the advice and assistance of management and legal advisors.

The proposed Compensation Policy is designed to encourage pay for performance, align officers’ interests with those of our company and our shareholders over the long term, encourage balanced risk management and provide a competitive compensation package. The compensation elements that may be granted to executive officers in accordance with the proposed Compensation Policy include: base salary, cash bonuses, equity-based compensation, benefits and perquisites, and retirement and severance arrangements. A significant portion of an executive officer’s total compensation package is targeted to reflect our short- and long-term goals and performance, as well as the officer’s individual performance and impact on shareholder value.  To achieve our pay-for performance philosophy and promote the achievement of our short- and long-term goals, the proposed Compensation Policy provides that at least one-half of an executive officer’s annual compensation should consist of an annual cash bonus and equity-based compensation.

In addition, the proposed Compensation Policy includes measures designed to reduce officers’ incentives to take excessive risks that may harm our company or our shareholders in the long term.  These measures include caps on the amount of cash bonuses and value of equity-based compensation that may be granted to officers, minimum vesting periods for equity-based compensation, and recoupment of compensation under certain circumstances.

The proposed Compensation Policy also addresses an officer’s individual characteristics (such as his or her position, education, scope of responsibilities, seniority, location and contribution to the attainment of our goals) as the basis for variation of compensation among officers.  The proposed Compensation Policy provides that the compensation committee and our Board may also review relevant internal ratios between compensation of executive officers and compensation of other employees, and its potential effect on the work relations within our company.

Pursuant to the proposed Compensation Policy, executive officers and directors will also be released from liability and will be provided with indemnification to the fullest extent permitted by law and our Articles of Association, and will also be covered by directors’ and officers’ insurance policies.

The proposed Compensation Policy will apply to compensation arrangements of office holders that will be approved following its adoption by the shareholders and will be periodically reviewed by the compensation committee and our Board to ensure that its provisions and implementation are aligned with our compensation philosophy and with applicable legal and regulatory requirements.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, which is attached as Appendix A hereto.

As previously indicated, Amendment No. 20 generally requires us to adopt a compensation policy for our executive officers and directors that is approved by our shareholders.  Voting in favor of this proposal will enable us to comply with the requirements of Amendment No. 20 and to be fully in compliance with the Companies Law by the required deadline, which, for a company such as ours, is January 12, 2014.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the Stratasys Ltd. Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the proxy statement with respect to Extraordinary General Meeting held on September 12, 2013, and as previously approved by the board of directors at the recommendation of the compensation committee, be, and the same hereby is, approved.

Required Vote

The approval of the Compensation Policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to the proposal.  Furthermore, under the Companies Law, the approval of the proposal requires that either: (i) the foregoing majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders (that is, shareholders who lack an interest in approval of the Compensation Policy), who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast against the proposal by such non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Each shareholder voting at the Extraordinary Meeting or submitting the accompanying proxy card  with respect to the proposal (whether voting “FOR” or “AGAINST”) will be deemed to be confirming that he, she or it is not a “controlling shareholder” and that he, she or it does not have a “personal interest” (in each case, as defined in the Companies Law and described above) (other than a personal interest not deriving from a relationship with a controlling shareholder), in the approval of the Compensation Policy.

If you believe that you are a controlling shareholder or have such a personal interest, you are requested to not complete a proxy card and to instead contact Shane Glenn, our Vice President of Investor Relations, at 952-294-3416 or at sglenn@stratasys.com, for instructions as to how to submit your proxy with respect to this proposal.

The Board unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy.

ADDITIONAL INFORMATION

Our Registration Statement on Form F-4, which was declared effective by the SEC on August 8, 2012, and our 2012 Annual Report, which was filed with the SEC on March 7, 2013, are available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of our website at www.stratasys.com. In addition, on August 9, 2013, we issued a press release and furnished a related report on Form 6-K giving notice of the Extraordinary Meeting.  Shareholders may obtain a copy of these documents without charge at www.stratasys.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

Eden Prairie, Minnesota

August 16, 2013

APPENDIX A

Stratasys Ltd.

Compensation Policy for Executive Officers and Directors

August 5, 2013

This document sets forth the compensation policy of Stratasys Ltd. and its subsidiaries (collectively, “Stratasys” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders,” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Stratasys’ Chief Executive Officer (the “CEO”) and Executive Vice Presidents, but excluding Stratasys’ directors, unless otherwise expressly indicated (as referenced above, directors are, nevertheless, subject to this policy).  It is hereby clarified that this policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from provisions of applicable law that may not be limited or derogated from. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Stratasys’ CEO and its directors.

The Compensation Committee of Stratasys’ Board of Directors (the “Committee”) and Stratasys’ Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with the Company’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement (including amendment of an existing compensation arrangement) of an executive officer or director that is approved following its adoption by the Company’s shareholders, and shall not impact, in any manner, any compensation arrangement approved prior to such adoption.

Compensation Objectives

Stratasys executive officers’ compensation objectives, as outlined below, should be designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Stratasys aims to incentivize its executive officers by strengthening the link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to executive officers is based on measures that reflect both Stratasys’ short- and long-term performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Stratasys defines clear and measurable quantitative and qualitative objectives that, in combination, are expected to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a portion of the compensation packages of Stratasys’ executive officers should be comprised of equity-based compensation, in order to create a direct link between the interests of executive officers and the interests of Stratasys and its shareholders.

Risk management: Compensation is generally intended to be structured in a manner that creates an incentive to deliver high performance (both long- and short-term) while taking into account Stratasys’ risk management philosophy and without undue pressure to take excessive risks, thus leading to a balanced and effective risk-taking approach. This may be achieved by using tools such as (i) placing maximum thresholds on eligibility for selected short- and long-term incentives; (ii) using key performance indicators that are designed to reduce incentives to take excessive risks; and (iii) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle.

Competitiveness: Stratasys competes with global and emerging companies to attract and retain highly talented professionals with the capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Stratasys executive officers should generally be targeted to be competitive with Stratasys’ peer group, which includes similar companies, as well as companies that compete with Stratasys for similar talent and companies in the relevant geographical location.

Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

Stratasys’ executive officer compensation philosophy also values the following principles:

•                  Promotion of the Company’s goals and supporting Stratasys’ business strategy and Annual Operating Plan (the “AOP”);

•                  Paying employees equitably relative to one another based on their roles and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

•                  Embedding a culture of high performance with high integrity; and

•                  Encouraging good corporate governance practices.

Stratasys’ executive officer compensation policy also acknowledges the past compensation practices of the two constituent companies that were merged in 2012 to form what is currently Stratasys, as well as other corporate transactions that may occur from time to time with their own unique legacies and circumstances.

Compensation Elements

Stratasys’ executive officers’ compensation packages should generally be composed of the following elements:

•                  Base salary

•                  Cash bonuses

•                  Equity-based compensation

•                  Benefits and perquisites

•                  Retirement and severance arrangements

Stratasys’ target ranges for the allocation of annual compensation of its executive officers among base salary, annual cash bonuses and equity-based compensation is set forth in the table below:

Element	Target Range for Percentage of Total Annual Compensation
Base Salary	15%- 50%
Annual Cash Bonus	15%-35%
Equity-Based Compensation	30%-70%

The target ranges express the optimal pay mix in the event that all performance measures are achieved at target levels and provided all compensation elements detailed in the table above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in no payout or a payout outside of the range of percentages detailed above.

The target compensation mix supports the core principles of Stratasys’ executive officer compensation philosophy of compensating executive officers for performance and aligning their interests with those of the Company and its shareholders, by emphasizing short- and long-term incentives, while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation should therefore be targeted to be “pay at risk” tied to key metrics or other performance criteria of the Company’s growth, consistent with the approach taken by global companies and taking into account that the Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers and allow the Company to attract and retain competent executive talent and to maintain a stable management team. Base salaries vary among executive officers and will be individually determined according to each executive officer’s experience and areas of responsibility based on a variety of considerations, including:

•                  Professional background: education, knowledge, skills, expertise, professional experience and achievements.

•                  Competitiveness: the base salary of executive officers should be evaluated periodically by conducting external benchmarking using a defined peer group, selected according to size, industry, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and Internal Considerations” below.

•                  Reasonableness within the Organization: the variation in the relative base salary among the executive officers may reflect the differences in their position, education, scope of responsibilities, location, previous experience in similar roles and their contribution to attainment of Stratasys’ goals, as well as certain legacy matters and special circumstances.

Adjustments to base salary: The Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), may from time to time consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, and may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board may also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment.

Fixed one-time grant: In addition to the base salary, in circumstances deemed appropriate by the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)), executive officers may be awarded fixed one-time cash or equity-based grants upon recruitment or promotion, subject to the discretion of the Committee and the Board.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that the executive officer is aligned in achieving the Company’s overall annual goals, as well as the executive officer’s individual annual goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Subsequent to approval of the Company’s AOP at the beginning of each calendar year, the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), shall determine the performance criteria taking into account short- and long-term goals, as well as the Company’s risk management policy. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes, significant changes in business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year. To the extent permitted by law hereafter, the CEO may determine the performance criteria or considerations for executive officers reporting to him.

Performance criteria: Quantitative and qualitative performance criteria will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), such performance criteria will generally be determined based on the AOP and the long-range plan approved by the Board, and will be structured in order to take into account Stratasys’ short- and long-term goals. These performance criteria, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

•                  Between 60% and 80% — overall Company performance criteria, which are based on actual financial and operational results, such as net revenues, sales, operating profit, earnings per share (EPS) and cash flow;

•                  Between 15% and 25% — business unit/ regional/ area of responsibility performance criteria, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Stratasys’ annual operating plan and long-range plan; and

•                  Up to 20% — quantitative and qualitative individual performance criteria, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the allocation of these criteria, the Committee and the Board will consider (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)): (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high-performance culture.

Stratasys’ CEO’s performance will generally be measured as described below:

•                  Between 80% and 85% — overall Company performance criteria, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution, which relate to overall Company performance; and

•                  Between 15% and 20% — discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined in accordance with the criteria below, annual cash bonus parameters will be determined by the Committee and the Board, as applicable, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account Stratasys’ short- and long-term goals, as well as its risk management policy.

(i) Thresholds — achievement of less than 80% of an executive officer’s performance criteria in a given year (and with respect to the CEO, 85%) will prevent such executive officer from qualifying for an annual cash bonus.

(ii) Target Bonus — the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance criteria, will be equal to 50% to 100% of the executive officer’s annual salary as determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO). The target bonus for the CEO will be 120% of the CEO’s annual salary.

(iii) Maximum Bonus — the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance criteria and considerations for any given calendar year, will not exceed 150% of such executive officer’s annual salary.

(iv) Payout Formula — the formula for calculating the annual cash bonus payout at the end of the year shall utilize the target bonus level (which is based upon achievement of 100% of performance criteria) and the thresholds for payment of minimum (achievement of 80% or, in the case of the CEO, 85%, of performance criteria) and maximum (achievement of 120% of performance criteria) bonus amounts and shall compute the bonus payout on a linear basis. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but not less than 80%, and with respect to the CEO, 85%) of his or her performance criteria.  Under the formula, achievement of performance criteria at the following levels shall result in the following payout levels (as a percentage of target bonus) for all other executive officers and for the CEO, respectively:

Percentage of Performance Criteria Achieved		Percentage of Target Bonus to be Awarded
All Other Executive Officers	CEO	All Other Executive Officers	CEO
80%	85%	0%	0%
90%	92.5%	50%	50%
100%	100%	100%	100%
110%	110%	125%	125%
120%	120%	150%	150%

(v) Budget — the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that protects Stratasys from excessive risk taking to achieve short-term results that could expose Stratasys to risk in the long term, and aligns target-setting with the pre-defined risk profile of Stratasys.

As a condition for entitlement to an annual cash bonus, an executive officer must be employed at the Company as of the fiscal year-end and must have a period of employment with the Company of at least six (6) calendar months as of such time, provided that employment for less than a full year as of the fiscal year-end shall entitle the officer only to a pro-rated portion of the annual bonus that would otherwise be payable on the basis of the officer’s overall compensation. Notwithstanding the foregoing, in the event of an executive officer’s termination of service or employment during the fiscal year, such executive officer may, nevertheless, be entitled, at the Committee’s and the Board’s discretion, to a partial cash bonus pro-rated to the portion of the year during which such executive officer was employed by the Company, as shall be determined by the Committee and Board.

In addition to the annual cash bonus, in special cases, the Committee and the Board, as applicable, may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses will also allow Stratasys the flexibility to adapt to unexpected or unaccounted for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board, and to the extent permitted by law, by the Chief Executive Officer, as applicable. Notwithstanding, the Committee and the Board may grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, based solely on their discretion, provided that the total amount of other (i.e., in addition to annual) cash bonuses awarded to an executive officer for any given year will not exceed 50% of such executive officer’s annual base salary.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Stratasys ordinary shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of the Company and its shareholders as well as to attract, motivate and retain executive officers for the long term by:

•                  Providing executive officers with a meaningful interest in Stratasys’ share performance;

•                  Linking equity-based compensation to potential and sustained performance; and

•                  Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to the Stratasys Ltd. 2012 Omnibus Equity Incentive Plan and/or any other long-term incentive plan(s) that Stratasys may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), provided that any such terms and conditions are in line with the following:

(a)       Time-based equity awards: Equity-based awards structured as time-based equity-based awards (aimed to reward long-term performance, as reflected by the market price of Stratasys ordinary shares) will include a time-vesting period. Equity-based awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

(b)       Performance-based equity awards: Equity-based awards structured as performance-based awards will vest upon the achievement of pre-determined performance criteria. The amount of such performance-based awards may also be subject to achievement of such pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Stratasys wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., earnings per share (EPS), total shareholder return (TSR), or stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

(c)        Vesting of equity-based awards: Generally, the vesting period of an option award will commence one year following the grant date and will continue on a quarterly basis over the course of a four year vesting period thereafter until the award is fully vested. The vesting period for an award of restricted stock units (RSUs) will generally commence two years following the grant date and will continue on a quarterly basis over the course of a four year vesting period thereafter until the award is fully vested.  An award of performance stock units (if granted) will generally vest over the course of a three year vesting period from the date of grant.

The target monetary grant date value of executive officers’ equity-based grants will be determined by the Committee and the Board, on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO), taking into account, inter alia, Stratasys’ pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance and desired competitive compensation levels. In concert with establishing the target monetary grant-date value, the Committee and the Board will also determine (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including, but not limited to, stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the allocation and elements of the equity mix from time to time.

Caps on equity-based compensation:

•             Equity budget — the Committee and the Board (on the basis of the recommendations of the CEO (with respect to executive officers other than the CEO)) may set an annual budget for equity-based compensation awarded to executive officers.

•             Cap at grant date — the total monetary grant date value of all equity-based compensation awarded to a single executive officer per annum shall not exceed US$1.0M (and with respect to the CEO, US$4.0M) and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year.

Retirement and Severance Arrangements

Purpose: Depending on the circumstances, Stratasys may provide certain post-service or post-employment benefits, compensation or protection to its executive officers, which helps it to attract, motivate and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Stratasys during their tenure with the Company.

General: In determining whether to offer retirement or termination of service or employment arrangements, the Committee and Board may consider the circumstances surrounding such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Stratasys’ performance during such period and the executive officer’s contribution to Stratasys’ achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or post-employment benefits, compensation or protection, in the event of termination for “cause,” as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following:

•             Advance notice: advance notice of termination for a certain period of time, not to exceed 12 months for CEO, and 6 months for other executive officers, during which an executive officer will be entitled to receive full compensation for service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

•                  Release of severance amounts: release of severance amounts accumulated in an executive officer’s Pension Fund and/or Managers Insurance and/or Provident Fund (the “Funds”).

•                  Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment (less severance amounts accumulated in the Funds).

•                  Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete for at least one year following termination and in the case of the CEO two years. Payments shall cease and Stratasys may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

•                  Change of control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason”, one year or less following a merger, up to $1 million. Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Stratasys, while attempting to alleviate any uncertainties in connection therewith. The limit set in this paragraph shall not apply in the context of payments that may be made pursuant to the negotiated terms of a merger or acquisition by the Company.

•                  Discretionary payment: for executive officers who have served at the Company for five years or more, in special circumstances determined by the Committee and the Board (which may be based on the recommendations of the CEO (with respect to executive officers other than the CEO)), a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual base salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

Exceptional Matters: The above limitations shall not apply (a) if otherwise mandated by the labor law of the jurisdiction in which the executive officer is employed by the Company, or (b) in such cases that an executive officer has joined the Company by virtue of a corporate transaction such as an acquisition, merger or similar transaction, and the compensation of said officer is either based on past practice prior to the consummation of said transaction or has been set in connection with said transaction.

External and Internal Considerations

External benchmarks:

•                  Companies of similar size or financial characteristics in North America, Israel and Western Europe;

•                  Industry peers in North America, Israel and Western Europe;

•                  Companies in relevant geographic locations that compete with Stratasys for similar talent.

In addition, the Committee may collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Stratasys is generally targeted competitively with Stratasys’ peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects the individual’s experience, performance, and geographic location, and the business need to attract and retain specific talent.

Reasonableness within the Organization: In addition to external benchmarking, the Committee and the Board may periodically review relevant internal ratios between executive officers’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, and its potential effect on the work relations within Stratasys. As a global company, with complex world-wide operations, Stratasys positions its executive officers’ compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Where deemed appropriate by the Committee and the Board, the Committee and the Board may review internal ratios between executive officers and employees in relevant geographies as well.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General Discretion: This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Measurable Criteria: To the extent that the Israeli Companies Law requires the utilization of measurable criteria and considerations in a particular determination of compensation of an executive officer or director, any reference in this policy to “performance criteria” or to a similar expression that is relevant to the relevant compensation-related determination shall be deemed to refer to measurable performance criteria or considerations.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Stratasys’ executive officers are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof with the U.S. Securities and Exchange Commission or such other regulatory authority to which the Company provides such financial information. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

Notwithstanding the foregoing, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Stratasys’ financial statements or caused severe financial or reputational damage to the Company, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Stratasys (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

Directors’ Compensation

Objectives: Stratasys aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, prior professional experience and achievements, by providing a competitive compensation program.

Elements: Directors’ compensation is comprised of the following elements:

•                  Annual fee

•                  Per-meeting fee

•                  Equity grant

Stratasys Chairman of the Board and Chairman of the Executive Committee of the Board, as well as any other directors that take on increased duties in the activities of the Company, may be paid increased annual fees, in lieu of or supplemental to the per-meeting fees, in recognition of the increased duties imposed on them, subject to statutory requirements.

In addition, Stratasys will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Stratasys in their capacity as directors.

When considering directors’ compensation, the Committee and the Board may review benchmarking data with respect to compensation of a peer group defined by the Company. In addition to benchmarking, the Committee and the Board may review relevant internal ratios between directors’ compensation and the compensation of all other employees, and specifically the average and median values of all other employees’ compensation, as well as the potential effect on the work relations in Stratasys. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in their scope of duties or responsibilities.

Statutory requirements: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to external directors and other designated independent directors. These regulations further provide that the compensation of these independent directors may be determined relative to that of other directors of the Company, as may be the case with Stratasys’ external directors and other designated independent directors.

Directors’ and Executive Officers’ Insurance, Indemnification and Exemption

Stratasys will exempt its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements providing for same. In addition, Stratasys’ directors and executive officers will be covered by Stratasys’ directors’ and officers’ liability insurance policies.

The Committee and the Board may review, from time to time, Stratasys’ indemnification and release agreements and its directors’ and officers’ liability insurance policies, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for directors and executive officers.

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